Exhibit 99.5

>	NICE Systems Limited	>	T	972 9 775 3777	F	972 9 743 4282	>	Insight from InteractionsTM
	8 Hapnina Street POB 690		E	info@nice.com
Ra’anana 43107 Israel

Scottrade Makes Commitment to Expand Customer Service Monitoring with NICE
SmartCenter

NICE Performance Management and Adaptive Interaction Analytics will help drive customer satisfaction in Scottrade’s 336 branch offices

Ra’anana, Israel, January 23, 2008 – NICE Systems Ltd. (NASDAQ: NICE), a leading global provider of advanced solutions that enable organizations to extract Insight from Interactions to drive performance, today announced that leading U.S. online investment brokerage firm, Scottrade has placed an order for NICE SmartCenter. This expands Scottrade’s NICE environment by adding NICE’s Performance Management and Adaptive Interaction Analytics solutions. The NICE SmartCenter solutions will be used by associates at Scottrade’s National Service Center, and at its 336 local branch offices that provide support to customers of the company’s online brokerage services. The solution will be implemented in a VoIP environment, and will be deployed together with NICE long-time partner, Avaya.

Scottrade selected NICE SmartCenter with performance management and advanced interaction analytics for its ability to handle the growing complexity of the National Service Center, address key business issues, and provide a better glimpse of the customer service experience at Scottrade for training and quality assurance purposes. With NICE SmartCenter’s performance management and interaction analytics solutions, Scottrade will be able to drive performance on the business, operational and customer service levels.

NICE SmartCenter’s performance management solution provides KPI-based (key performance indicators) management tools for setting performance goals and objectives for employees, and for monitoring them on an ongoing basis using dashboards, scorecards and workflows. This will help Scottrade improve customer satisfaction and employee performance. Moreover, the performance management solution will enable Scottrade to create a set of integrated reports for a unified view of their business operations. By linking advanced interaction analytics with customer feedback, Scottrade will be empowered with strategic insights on customer satisfaction levels relating to products and broker-provided service.

“We strive to provide the best customer service in the industry, and we view NICE SmartCenter as a key driver in helping us achieve our strategic goals and in exceeding our customers’ expectations,” said Ian Patterson, CIO, Scottrade.

“This is an important project for NICE, validating the unique business value NICE SmartCenter brings to our customers, including in the financial services market, in improving performance on three levels – agent, operational, and enterprise,” said Eran Gorev, President and CEO, NICE Americas. “This further illustrates how organizations who are the service leaders in their industry are coming to NICE to help them raise the bar even higher in customer service excellence.”

NICE SmartCenter
NICE SmartCenter provides organizations with capabilities to improve performance at the agent, operational and enterprise levels. The solution drives contact center and enterprise performance by leveraging the synergies of the combined capabilities of NICE’s offering for interactions capture, quality management, interaction analytics, workforce management, performance management, coaching, and customer feedback; each the leading solution in its category, unified within a Service-Oriented Architecture (SOA) framework, providing powerful functionality with maximum flexibility.

About Scottrade
Scottrade is a leader in online investing, serving individual investors who are comfortable making their own investment decisions. Scottrade is unique in the industry because it boasts low commission rates while offering the largest branch network among online brokerages, with 336 local branch offices nationwide. In October 2007, Scottrade was named Highest in Investor Satisfaction by J.D. Power and Associates for the seventh time. Scottrade.com is the online trading site of Scottrade, Inc. and offers customers the convenience of placing many orders online for just $7 per trade. In addition to its online capabilities, Scottrade staffs each easily accessible branch location with a branch manager plus additional brokers and assistants. For more, visit www.scottrade.com.

About NICE Systems
NICE Systems (NASDAQ: NICE) is the leading provider of Insight from Interactions solutions and value-added services, powered by advanced analytics of unstructured multimedia content – from telephony, web, radio and video communications. NICE’s solutions address the needs of the enterprise and security markets, enabling organizations to operate in an insightful and proactive manner, and take immediate action to improve business and operational performance and ensure safety and security. NICE has over 24,000 customers in 100 countries, including over 85 of the Fortune 100 companies. More information is available at http://www.nice.com.

Corporate Media
Galit Belkind	NICE Systems	+1 877 245 7448
galit.belkind@nice.com
Investors
Daphna Golden	NICE Systems	+1 877 245 7449
ir@nice.com

Trademark Note: 360° View, Alpha, ACTIMIZE, Actimize logo, Customer Feedback, Dispatcher Assessment, Encorder, eNiceLink, Executive Connect, Executive Insight, FAST, FAST alpha Blue, FAST alpha Silver, FAST Video Security, Freedom, Freedom Connect, IEX, Interaction Capture Unit, Insight from Interactions, Investigator, Last Message Replay, Mirra, My Universe, NICE, NICE logo, NICE Analyzer, NiceCall, NiceCall Focus, NiceCLS, NICE Inform, NICE Learning, NiceLog, NICE Perform, NiceScreen, NICE SmartCenter, NICE Storage Center, NiceTrack, NiceUniverse, NiceUniverse Compact, NiceVision, NiceVision Alto, NiceVision Analytics, NiceVision ControlCenter, NiceVision Digital, NiceVision Harmony, NiceVision Mobile, NiceVision Net, NiceVision NVSAT, NiceVision Pro, Performix, Playback Organizer, Renaissance, Scenario Replay, ScreenSense, Tienna, TotalNet, TotalView, Universe, Wordnet are trademarks and/or registered trademarks of NICE Systems Ltd. All other trademarks are the property of their respective owners.

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company’s products, inability to timely develop and introduce new technologies, products and applications, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, loss of market share, pressure on pricing resulting from competition, and inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the Company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company’s reports filed from time to time with the Securities and Exchange Commission.